FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec-Read Revises Financial Forecasts Upward for the Year Ending March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 27, 2006, in Kyoto, Japan

Nidec-Read Revises Financial Forecasts Upward

for the Year Ending March 31, 2007

Nidec Corporation today announced that Nidec-Read Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the Second Section of the Osaka Stock Exchange (Code:6833), has revised upward its consolidated and non-consolidated financial forecasts for the year ending March 31, 2007 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2007.

(From April 1, 2006 to March 31, 2007)					(Yen in millions)
	For the year ending March 31, 2007				For the year ended March 31, 2006
	Previous forecast (Apr. 25, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	6,800	7,500	700	10.3%	6,181
Operating income	1,100	1,300	200	18.2%	984
Recurring income	1,080	1,350	270	25.0%	1,060
Net income	650	800	150	23.1%	628

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the year ending March 31, 2007.

(From April 1, 2006 to March 31, 2007)					(Yen in millions)
	For the year months ending March 31, 2007				For the year ended March 31, 2006
	Previous forecast (Apr. 25, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	6,300	7,000	700	11.1%	5,900
Operating income	930	1,050	120	12.9%	836
Recurring income	940	1,100	160	17.0%	885
Net income	520	600	80	15.4%	495

3. Reasons for revision

Corporate spending on facilities and equipment for the production of printed-circuit boards,

semiconductor packages steadily increased during the first half of fiscal year 2006, reflecting IT/digital devices including PCs and cellular phones fast becoming an integral part of everyday life. At the forefront of this trend is liquid crystal/plasma display TV in healthy demand, which is expected to have a favorable impact on the Company’s full-year performance. With a successful launch of new products built on the most advanced inspection technology and greater profit contribution from its subsidiaries, the Company now expects its annual performance for the year ending March 31, 2007 to exceed the previously projected level.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

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